
TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

16 February 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841


05006021

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

16 February 2005

Tabcorp to bid for Singapore's Integrated Resort project

Tabcorp, Australia's premier entertainment, leisure and gaming group, today announced its intention to submit a "simply stunning" concept proposal to the Singapore Government for its Integrated Resort project.

Tabcorp's focus will be to develop a fully integrated entertainment resort to drive tourism in Singapore.

Tabcorp is the fourth biggest entertainment and gambling company in the world, with a mix of hotel and casino complexes, convention and exhibition centres, wagering, gaming and media assets in Australia.

Tabcorp owns and operates Sydney's Star City Hotel and Casino, Conrad Jupiters on the Gold Coast, Conrad Treasury in Brisbane and Jupiters Townsville, the TAB in Victoria and New South Wales and media assets including Sky Channel, the number one racing Pay TV station.

Announcing Tabcorp's move in Singapore today, Managing Director and Chief Executive Officer Matthew Slatter said: "Our vision is to position Singapore as the entertainment capital of Asia. We want to create an Integrated Resort that is simply stunning.

"Tabcorp intends to partner with the Singapore Government and develop an integrated entertainment resort that will be iconic, innovative, world-class and family-friendly.

"Our concept proposal is firmly focused on partnering with the Singapore Government and the Singapore Tourism Board to drive tourism in Singapore."

Mr Slatter said Tabcorp's concept proposal for Singapore's Integrated Resort would include:

- Super-luxury and luxury hotels
- Theme park
- Casino
- Leading restaurants
- Premium retail outlets
- World-class major events
- West End/Broadway shows and more.

"Tabcorp has grown strongly in Australia and the next step is to focus more on the international market," Mr Slatter said, confirming that Tabcorp would make Singapore its Asian base.

Mr Slatter has assembled a dedicated team to develop the Singapore project, headed by Tabcorp Executive General Manager (Integration) Paul Gulbenkian. World class architects, including Arata Isozaki, and a leading Feng Shui expert are part of the team.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

"We have been reviewing opportunities around the world and believe that Singapore offers an environment that is unmatched in the region," Mr Slatter said.

"Singapore's stable political environment, high standards of corporate governance and its status as a hub in Asia have been major considerations for us and our decision to enter the Singapore Government's Request for Concept process for the Integrated Resort.

"While we recognise that the Singapore Government is yet to reach a decision on the casino component of its proposed Integrated Resort, we can see opportunities for our proposal to help support the Lion City's desire to create an exciting new drawcard for tourists.

"We intend to submit a proposal for an Integrated Resort that will provide an exciting mix of attractions and facilities that will support Singapore's longer term tourism goals and strong family values."

Mr Slatter said Tabcorp had considerable expertise in operating integrated entertainment facilities and the company's experience in hotels and casinos, theatres, restaurants and convention facilities would be invaluable in establishing a first class integrated entertainment complex in Singapore.

He said Tabcorp was extremely enthusiastic about the Singapore opportunity, particularly given the historically strong ties between Australia and Singapore.

Tabcorp has a market capitalisation of A$9.2 billion. The organisation has a strong commitment to social responsibility and is recognised as a world leader in this area by the Dow Jones Sustainability Index and the FTSE 4 Good Index.

Tabcorp has grown significantly since it was listed on the Australian Stock Exchange 10 years ago, providing more than a 650 per cent increase in shareholder value in that time.

For more information contact:
Bruce Tobin
Tabcorp's General Manager Public Affairs
Tel: +61 3 9868 2508

In Singapore:
Louise Nicholson and Kim Spear
BBS PR
Tel: +65 6538 9211